Southport Acquisition Corporation 268 Post Road, Suite 200 Fairfield, CT 06824	Angel Studios, Inc. 295 W Center St. Provo, UT 84601

July 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attention:	Valeria Franks
Joel Parker
Scott Anderegg
Mara Ransom

Re:	Southport Acquisition Corporation Amendment No. 3 to Registration Statement on Form S-4 Filed June 13, 2025 File No. 333-283151

Ladies and Gentlemen:

This letter sets forth the response of Southport Acquisition Corporation (“SAC”) and Angel Studios, Inc. (“ASI”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance, Office of Trade & Services, of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated July 8, 2025, with respect to the above-referenced Amendment No. 3 to Registration Statement on Form S-4 (the “Registration Statement”), filed with the SEC on June 13, 2025.

Concurrently with the submission of this letter, SAC and ASI are filing via EDGAR Amendment No. 4 to the Registration Statement on Form S-4 (the “Revised Registration Statement”), which reflects SAC’s and ASI’s responses to the comments received from the Staff and certain updated information. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by SAC’s and ASI’s response. All references to page numbers in these responses are to the pages of the Revised Registration Statement.

U.S. Securities and Exchange Commission

July 14, 2025

Amendment No. 3 to Registration Statement on Form S-4 filed June 13, 2025

Summary of the Joint Proxy Statement/Prospectus, page 53

1.	We note your response and revisions to prior comment 1. Revise to state, if true, that you do not have a specific policy that governs the amount of bitcoin you intend to hold now or in the future, and that the overall amount you intend to hold is uncertain.

Response: SAC and ASI respectfully advise the Staff that ASI does not have a specific policy that governs the amount of bitcoin ASI intends to hold now or in the future and the overall amount of bitcoin ASI intends to hold is uncertain. In response to the Staff's comment, SAC and ASI have revised the disclosure on pages 39, 338 and 357 of the Revised Registration Statement.

Background to the Business Combination, page 176

2.	Revise to clarify whether ASI offered a specific timeframe for the expectation that the Angel Guild paid memberships would increase to at least 1,000,000 memberships "in 2025." In other words, if the expectation was tied to achievement by the end of 2025 calendar year, revise to state as much. If the expectation was generally tied to any time in 2025, revise to clarify.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 181 of the Revised Registration Statement.

3.	We note your revisions and response to prior comment 6. Revise to elaborate upon how Oppenheimer and SAC's "sum-of-the-parts valuation" resulted in a valuation of ASI of $1.0 billion, considering the accompanying disclosure seems to indicate that the value of the parts, subscription-based revenue and bitcoin held in treasury, were valued at approximately $780 million and $10.6 million, respectively.

Response: In response to the Staff’s comment, SAC and ASI have revised the disclosure on page 181 of the Revised Registration Statement.

Bitcoin Treasury Strategy: Seeking to Empower the Angel Guild for Generations, page 317

4.	Please tell us how you held an aggregate of approximately 303.1 bitcoins, when you appear to have sent 263.46 bitcoins to third party lenders per page F-68.

Response: In response to the Staff's comment, SAC and ASI have revised the disclosure on pages 39, 338 and 357 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

July 14, 2025

Legal Proceedings, page 331

5.	We note your response to prior comment 11. Revise the disclosure in your financial statement notes to reflect the information you provide in your response, namely that ASI entered into negotiations with a shareholder of Slingshot to acquire a controlling interest, rather than characterizing the transaction as a "proposed acquisition" of Slingshot. Also, your financial statement notes state that the "transaction is currently the subject of litigation," yet your disclosure here indicates that the subject of the litigation relates to breach of a Content Distribution Agreement. Revise for consistency.

Response: In response to the Staff's comment, SAC and ASI have revised the disclosure on pages 355, F-73-74 and F-105 of the Revised Registration Statement.

General

6.	We note your response to prior comment 10. Please clarify if any transaction costs of ASI were capitalized as of March 31, 2025 or December 31, 2024. If so, please tell us why you have not restated the financial statements to correct the error.

Response: SAC and ASI respectfully advise the Staff that starting in Q3 2024, ASI began to incur legal and other transaction costs directly associated with the Merger. To determine the proper accounting for the Merger, including the transaction costs, ASI used SEC Staff Accounting Bulletin (“SAB”) Topic 5.A and concluded to capitalize direct transaction costs associated with the Merger. ASI determined that the proceeds raised in connection with the Merger would be the cash ASI would receive from SAC, and the transaction costs were to be treated as a reduction of the gross cash proceeds and be deducted from additional paid-in capital once the Merger closes.

However, upon further review, management has determined that the transaction costs incurred by ASI would be in excess of the proceeds raised from the Merger. There is $438.3 thousand of marketable securities projected to be held in the Trust Account as of the Closing, which amount has been deemed to represent proceeds for which transaction costs eligible for deferral under SAB Topic 5.A may be offset and recorded as a reduction to additional paid-in capital upon the Closing. Any transaction costs in excess of $438.3 thousand should be expensed as incurred, per SAB Topic 5.A. Therefore, management has determined that these excess transaction costs, previously accounted for as Prepaid Transaction Costs, should be reclassified and expensed.

Following the above determination, management conducted a materiality analysis to determine if the misstatements related to the reclassification of Prepaid Transaction Costs were material to the 2024 10-K and the Q1 2025 10-Q of ASI, as per SAB 99 – Materiality.

Based on the quantitative and qualitative materiality analysis performed by management, it was determined that for both the 2024 10-K and the Q1 2025 10-Q, the misstatements made did not have a material impact, as management believes that it is not probable that the judgment of a reasonable person relying upon the reports would have been changed or influenced by the correction of the item.

7.	In various places in your combined proxy/registration statement, you have increased your assumptions around Company Interim Financing to the amount of $49.2 million. Revise to disclose why you have increased this amount and to what extent such financing is expected to come to fruition prior to Closing.

Response: SAC and ASI respectfully advise the Staff that “Company Interim Financing” refers to any equity or debt (including any convertible note) financing raised during the period between the date of the Merger Agreement and the Closing for the benefit of the Combined Company. ASI increased its assumptions around Company Interim Financing to the amount of $49.2 million based on the fact that the transactions listed below have been closed or entered into as of June 17, 2025:

•	On September 30, 2024, ASI sold an aggregate of 330,687 shares of ASI Class C Common Stock to Off the Chain, LP for an aggregate purchase price of approximately $10 million as reported on ASI’s Form 8-K filed on October 15, 2024.

•	During the fourth quarter of 2024, ASI sold an aggregate of 30,141 shares of ASI Class C Common Stock to various purchasers for an aggregate purchase price of approximately $1 million as reported on ASI’s Form 10-K filed on March 28, 2025.

•	As of April 22, 2025, ASI sold an aggregate of 811,846 shares of ASI Class C Common Stock to various purchasers for an aggregate purchase price of approximately $26.6 million as reported on ASI’s Form 8-K filed on April 23, 2025.

•	Between April 23, 2025 and May 6, 2025, ASI sold an aggregate of 201,350 shares of its Class C Common Stock to various purchasers for an aggregate purchase price of approximately $6.6 million as reported on ASI’s Form 8-K filed on May 6, 2025.

•	On May 2, 2025, ASI issued a convertible promissory note with a principal balance of $5.0 million and a warrant to purchase 30,525 shares of ASI Class C Common Stock with an exercise price of $32.76 per share. At the investor’s option and prior to the maturity date of May 1, 2027, the note and any accrued interest may be converted into shares of ASI Class C Common Stock at the established exercise price. This information was reported on ASI’s Form 8-K filed on May 9, 2025.

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If you have any questions regarding this letter, please do not hesitate to contact SAC’s legal counsel, Matthew M. Guest at (212) 403-1341 or by email at MGuest@wlrk.com, or Raaj S. Narayan at (212) 403-1349 or by email at RSNarayan@wlrk.com, or ASI’s legal counsel, Mark Bonham at (801) 907-2702 or by email at MBonham@mayerbrown.com, or Brian Hirshberg at (212) 506-2176 or by email at BHirshberg@mayerbrown.com.

Very truly yours,

/s/ Jeb Spencer
Jeb Spencer
Chief Executive Officer, Southport Acquisition Corporation

/s/ Neal S. Harmon
Neal S. Harmon
Chief Executive Officer, Angel Studios, Inc.

cc:	Matthew M. Guest, Wachtell, Lipton, Rosen & Katz Raaj S. Narayan, Wachtell, Lipton, Rosen & Katz Mark Bonham, Mayer Brown LLP Brian Hirshberg, Mayer Brown LLP